November 15, 2006

Mr. Kin Shing Li
Chief Executive Officer
Great Wall Acquisition Corporation
660 Madison Avenue, 15th Floor
New York, New York 10021

RE: **Great Wall Acquisition Corporation**
Registration Statement on Form S-4
Amendment 5 Filed November 14, 2006
File No. 333-134098

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note, though accounting comments have not been included in this letter, they will follow at the earliest practicable date. We ask that your response letter and amendment address both legal and accounting comments at the same time and not in separate submissions.

General

1. We note your response to comment two from our letter of November 8, 2006, especially that the facts and circumstances of this transaction "are distinguishable from the context contemplated by the Aircraft Carrier Release" and that, therefore the "Aircraft Carrier Release" is inapplicable. We further note your response asserts that, though distinguishable, "the facts and circumstances…would permit registration of the ChinaCast majority." If the Aircraft Carrier Release is inapplicable, it would appear that compliance by Great Wall with Section 5 of the Securities Act of 1933 (the "Act"), and or an exemption from the application of Section 5 needs to be addressed. In the absence of resolving these issues, we suggest that you consider submitting substantive amendments to correct the other deficiencies noted below in the form of a Schedule 14A.

   In analyzing the application of Section 5, you should address in adequate detail the following factors:

   - Section 5 of the Act requires that, absent an exemption, any offer or offer and sale of a security must be registered and a prospectus complying with Section 10 of the Act must be delivered to investors in connection with such an offering;

   - It would appear that, in executing the Letters of Undertaking in September 2005, the majority of the shareholders of ChinaCast made an investment decision with respect to the acquisition by Great Wall of a majority interest in ChinaCast without benefit of a Section 10 prospectus and therefore in violation of Section 5 of the Act, absent the application of an exemption;

   - By executing the Letters of Undertaking, the majority of the shareholders of ChinaCast assured the success of the follow-on tender offer (i.e., that Great Wall would own a majority interest in ChinaCast) such that no meeting of the shareholders of ChinaCast to vote on and approve the transaction was deemed necessary;

   - Generally, it is believed that in transactions involving lock-up or similar agreements, the investment decision has been made, and thus, absent compliance with the exception provided by the Aircraft Carrier Release, the issuance of such shares can not be accomplished through the filing of a registration statement under the Act;

- The exemption provided by the Aircraft Carrier Release allows for the registration of the issuance of shares subject to lock-up agreements if the following three conditions are met:

  (i) The lock-up agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

  (ii) The persons signing the agreements own less than 100% of the voting equity securities of the company being acquired; and

  (iii) Votes will be solicited from the shareholders of the company being acquired who have not singed the agreements and who would be ineligible to purchase in an offering under Section 4(2) or 4(6) of the Securities Act of Rule 506 of Regulation D;

- You have indicated to the Staff that certain shareholders who were solicited and executed Letters of Undertaking did not fall within enumerated categories listed in condition one of the exception provided by the Aircraft Carrier Release, as further limited by the Current Issues Outline;

- You have also indicated to the Staff that you have conducted a valid Regulation S offering in connection with obtaining the Letters of Undertaking while simultaneously conducting a 4(2) exempt offering to certain U.S. shareholders of ChinaCast but have not provided us detail as to the workings of such offerings;

- As stated above, ChinaCast is not having a meeting of stockholders at which a vote with respect to the proposed transaction will be considered; and, therefore, the requirement that a vote be taken, as noted in the third condition of the Aircraft Carrier Release, will not appear to have been met. Moreover, you have not addressed the other requirement set forth in the third condition of the Aircraft Carrier Release that that "The last two conditions would make certain that registration under the Securities Act is required to accomplish the business combination. Where no vote is required or 100% of the shares are locked up, no investment decision would be made by non-affiliated shareholders and the transaction would have been completed via the lock-up agreement.";

- It does not appear that effectiveness of any registration statement and the issuance of registered shares are conditions to the offer. Moreover, your disclosure clearly sets forth that only obtaining a majority of the ChinaCast shares is necessary for consummation of the transaction. Such a result appears to be possible by means of the Letters of Undertaking you have already obtained; and

- We note that the proposed structure of the transaction contemplates a tender offer by Great Wall of all the issued and outstanding shares of ChinaCast in which the ChinaCast shareholders may elect to receive either cash, or shares of Great Wall common stock in exchange for their ChinaCast shares, or they may elect to retain their ChinaCast shares.

Please revise or advise. We may have further comment.

2. Please provide a detailed legal analysis as to the manner by which what you describe as a "valid Regulation S offering" complies with Regulation S including, but not limited to:

- In tabular format, the identity, domicile for Regulation S purposes (including how such domicile was determined), and ownership percentage of each shareholder solicited, as well as the categor(ies) contained in condition one of the Aircraft Carrier Release lock-up exemption that such party would fall within and the basis for such categorization; and

- The manner by which the prohibition of directed selling efforts in the United States contained in Regulation S was met.

Your analysis will be forwarded to the Office of International Corporation Finance for its review.

3. In connection with comment one, above, please include a detailed analysis of your compliance with Rule 135 – Notice of Proposed Registered Offering in connection with Great Wall's announcement of the tender offer in September 2005 and subsequent communications. We particularly note that it does not appear that the Legend or Limited Notice Content requirements contained in Section (a) of Rule 135 appear to have been met. Further, with respect to Regulation S and private placements, we note the statement contained in your response that the identities of such shareholders "cannot practicably be known."

4. We note the following disclosure contained in your revised Form S-4: "the likelihood of a material amount of such expense or claims being incurred by or made against the combined company, in relation to its post-Acquisition size, is remote, because stockholders had the opportunity to convert their shares into cash on the terms originally established in our IPO and were informed of their possible right to rescind their purchase of Great Wall shares at the time we amended our charter to extend the Acquisition deadline after a substantial majority vote in favor, and because no stockholder has to date asserted any such claim against the Company." If, you cannot provide a basis for such statement and, as you assert, you "have neither sought nor obtained an opinion of counsel as to the legal assertions concerning these matters set forth in the proxy statement/prospectus " and please remove such assertion and all other legal assertions contained in your proxy statement/prospectus.

5. We note the Form 8-K filing made by Great Wall on November 13, 2006. We also note the following statement in such filing:

"Since this proposed business combination was announced on September 13, 2005, the Company, based on ChinaCast's representations to it, has included descriptions of ChinaCast as a "leading provider" of "e-learning services and content" in a number of its public filings, including the Company's reports and registration statement filed under the Securities Exchange Act of 1934 and the Securities Act of 1933. Since it is more accurate to describe ChinaCast as a "carrier" (as opposed to a "provider") of e-learning content, the Company may be subject to claims based on such description of ChinaCast's business."

Since it appears that statements with respect to content may have originated from ChinaCast itself, and the provision of content appears to have been a material consideration in the decision to engage in a transaction with ChinaCast (as suggested by the second sentence of Great Wall's Form 8-K filed on September 13, 2005: "CCHL is one of the leading providers of e-learning services and content to address the needs of K-12 schools, universities, government agencies and corporate enterprises in the PRC…"), please provide disclosure in your letter to shareholders, Q&A Section, First page of the prospectus, and all other locations in which this issue is discussed detailing the following:

- The date upon which Great Wall's Director(s) were first made aware that ChinaCast did not provide content;

- Whether Great Wall's Director(s) at the time considered such a discovery to be material to their decision to proceed with the ChinaCast Acquisition;

- The factors they considered and the analysis they undertook to determine to proceed; and

- The extent to which ChinaCast's statement with respect to content factored into the valuation analysis made.

We may have further comment.

6. We note your response to our previous comment one that the company will comply with all requirements of Regulation 14E. We further note the disclosure in the Q&A section that the ChinaCast majority have agreed to accept the offer within seven days after commencement of the offer thereby giving Great Wall control of ChinaCast and constitution consummation of the Acquisition. Because Rule 14e-1(b) requires an offer to remain open for twenty business days, it is unclear how the company can consummate the acquisition after the offer has been open for seven days. Please advise. Further, we note from page 3 that the company no longer intends to acquire shares from the ChinaCast majority "in private purchases or otherwise" but will seek to acquire the shares "as soon as possible under Singapore law." The company's intent in this regard is unclear. Please advise as to how the company may acquire the shares.

7. We note the following disclosure within your Q&A section: "The ChinaCast Majority have agreed to accept the Stock Offer within seven business days after the date of dispatch of the offer document in respect of the Offer, giving Great Wall control of ChinaCast, and therefore constituting consummation of the Acquisition." Please clarify in your disclosure whether such "constituting consummation of the Acquisition" will comply with Singapore legal requirements. Your counsel has indicated in phone calls with the Staff that the tender offer would need to remain open in Singapore for 30 days. Please provide a legal analysis as to the manner by which you may consummate the transaction prior to such 30 day period. We may have further comment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum (by facsimile)
        (212) 407-4990